FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2005

Commission File Number: 333-110455

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Neil Nanpeng Shen
Name:	Neil Nanpeng Shen
Title:	President and Chief Financial Officer

Date: August 8, 2005

Exhibit 99.1

CTRIP REPORTS SECOND QUARTER 2005 UNAUDITED FINANCIAL RESULTS

Shanghai, China, 4 August 2005, Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its unaudited financial results for the quarter ended June 30, 2005.

Highlights for the second quarter of 2005:

•	Net revenues were RMB129.0 million (US$15.6 million) in the second quarter of 2005, up 60% year-on-year.

•	Operating income was RMB57.3 million (US$6.9 million), up 58% year-on-year.

•	Net income was RMB56.5 million (US$6.8 million), up 80% year-on-year. Fully diluted earnings per ADS were RMB3.48 (US$0.42) for the quarter.

•	Gross margin decreased slightly to 85% in the second quarter of 2005, compared to 86% in the same period in 2004.

•	Operating margin remained mostly flat to the same period in 2004 at 44% in the second quarter of 2005.

•	Net margin reached a record 44% in the second quarter of 2005, compared to 39% in the same period of 2004.

“We saw excellent growth momentum across all of our travel booking services in the second quarter. We have been able to run effective marketing campaigns to enhance our brand recognition and accelerate customer acquisition. Our dedication to provide the very best user experience has resulted in high level of customer loyalty.” said James Liang, Chairman and Chief Executive Officer of Ctrip. “For the second half of this year, we will continue to anticipate travel trends and roll out new products and services that offer our customer appealing choices and make their travel planning and booking process smooth and convenient.”

Neil Shen, President and Chief Financial Officer of Ctrip, said, “In the second quarter, Ctrip achieved an impressive growth in revenues and profit, which highlighted our strength in strong organic and balanced growth. Our earnings per share exceeded the First Call consensus estimate by 24% and our guidance by 31%, respectively. Our gross and operating margins remained robust. We have a healthy business model that we believe will continue to enable us to take full advantage of the vibrant travel industry in China.”

FINANCIAL RESULTS

For the second quarter of 2005, Ctrip reported total revenues of RMB137.4 million (US$16.6 million), representing a 61% increase from the same period in 2004 and a 33% increase from the first quarter of 2005. The growth was driven by the increased revenues from all of our travel booking services.

Hotel reservation revenues totaled RMB92.3 million (US$11.1 million) for the second quarter of 2005, representing a 34% increase from the same period in 2004 and a 31% increase from the first quarter of 2005, primarily as a result of the steady growth in hotel room nights sales volume.

The total number of hotel room nights booked was approximately 1.39 million in the second quarter of 2005, compared to approximately 1.05 million room nights for the same period in 2004 and approximately 1.10 million room nights in the first quarter of 2005.

Air ticket booking revenues for the second quarter of 2005 were RMB36.8 million (US$4.4 million), representing a 178% increase from the same period in 2004 and a 29% increase from the first quarter of 2005, primarily due to a strong growth of air tickets sales volume accompanied by higher average commission per ticket achieved.

The total number of air tickets sold in the second quarter of 2005 was approximately 800,000, compared to approximately 380,000 for the same period in 2004 and approximately 680,000 in the first quarter of 2005.

Packaged tour revenues for the first quarter of 2005 were RMB5.8 million (US$701,139), up 167% from the same period in 2004 and 71% from the first quarter of 2005.

For the second quarter of 2005, net revenues were RMB129.0 million (US$15.6 million), a 60% increase from the same period in 2004 and a 33% increase from the first quarter of 2005.

The gross margin decreased slightly to 85% in the second quarter of 2005 from 86% for the same period in 2004, due to higher cost of services as a result of increased revenue contribution from non-hotel booking services. Gross margin remained at 85%, flat against the first quarter of 2005.

Sales and marketing expenses for the second quarter of 2005 increased by 61% to RMB27.3 million (US$3.3 million) from the same period in 2004, primarily due to increased expenses associated with customer reward program and staff hiring, as well as increased advertisement expenses. Sales and marketing expenses increased by 23% from the first quarter of 2005. Sales and marketing expenses as a percentage of net revenues in the second quarter of 2005 remained the same as the second quarter of 2004.

Product development expenses for the second quarter of 2005 increased by 70% to RMB14.1 million (US$1.7 million) from the same period in 2004, primarily as a result of the staff hiring to expand our travel supplier network. Product development expenses increased by 21% from the first quarter of 2005. Product development expenses as a percentage of net revenues in the second quarter of 2005 were comparable to the same period in 2004.

General and administrative expenses for the second quarter of 2005 increased by 36% to RMB10.1 million (US$1.2 million) from the same period in 2004, primarily due to the hiring of additional staff. General and administrative expenses increased by 21% from the first quarter of 2005. General and administrative expenses as a percentage of net revenues in the second quarter of 2005 decreased slightly from the same period in 2004.

Total operating expenses for the second quarter of 2005 were RMB52.0 million (US$6.3 million), an increase of 56% from the same period in 2004 and 22% from the first quarter of 2005. Total operating expenses as a percentage of net revenues in the second quarter of 2005 decreased to 40%, compared to 41% in the same period in 2004 and 44% in the first quarter of 2005.

Operating income for the second quarter of 2005 was RMB57.3 million (US$6.9 million), an increase of 58% from the same period in 2004 and 46% from the first quarter of 2005, respectively.

Operating margin remained mostly flat at 44% compared to the same period in 2004, but increased from 40% in the first quarter of 2005.

Net income for the second quarter of 2005 was RMB56.5 million (US$6.8 million), representing a 80% increase from the same period in 2004 mainly due to higher income from operations coupled with the lower income tax rate for our PRC subsidiaries in the quarter. Net income increased by 43% from the first quarter of 2005. The diluted earnings per ADS were RMB3.48 (US$0.42) and per ordinary share were RMB1.74 (US$0.21), respectively, for the second quarter of 2005.

Net margin reached 44% in the second quarter of 2005, up from 39% for the same period in 2004 and 41% in the first quarter of 2005.

Cash flow from operating activities was RMB57.4 million (US$6.9 million) in the second quarter of 2005, compared to RMB30.6 million (US$3.7 million) in the same period of 2004 and RMB10.8 million (US$1.3 million) in the first quarter of 2005. As of June 30, 2005, the cash balance was RMB642.9 million (US$77.7 million), compared to RMB617.1 million (US$74.6 million) as of March 31, 2005.

BUSINESS OUTLOOK

For the third quarter of 2005, Ctrip expects to continue strong year-on-year revenue growth of approximately 40%. Net income is expected to achieve a similar level of year-on-year growth against the third quarter of 2004.

OTHER DEVELOPMENT

Separately, Ctrip announced its President & Chief Financial Officer, Mr. Neil Shen has indicated his intention to resign from his executive positions at the company to pursue interests in venture capital business. Mr. Shen will focus on investment opportunities in China working with Sequoia Capital. To ensure a smooth transition, Mr. Shen has committed to remaining in his current position for a three-month period until a suitable successor is appointed.

“Neil has been instrumental in the success of our company in the past six years taking an entrepreneurial idea of a young start-up to a NASDAQ-listed public company. We thank him for his tremendous leadership and dedication to the company. We respect his decision to move on and pursue a new opportunity, and wish him all the best in this new endeavor. We look forward to his continued service as a member of our Board of Directors.” said James Liang, Chairman and Chief Executive Officer of Ctrip.

“It has been a great honor for me to be a member of the founding and management team of Ctrip since 1999 and to witness Ctrip’s tremendous growth within a short span of a few years. It was a very difficult decision for me, both personally and professionally, to leave the executive posts of a great company like Ctrip. But I am very pleased that the helm of the company has been and will continue to be in the hands of a superb management team led by

James. I believe Ctrip will continue to deliver excellent returns for its shareholders while reaching new heights in the travel industry in China.” Said Neil Shen, President and Chief Financial Officer of Ctrip.

James Liang continued, “We are fortunate to have a strong finance team in place to ensure an orderly transition while we search for a new CFO.” A search to fill Ctrip’s Chief Financial Officer position will begin immediately and will include both internal and external candidates.

CONFERENCE CALL

Ctrip’s management team will host a conference call at 9:00PM Eastern Standard Time on August 4, 2005 (or 9:00AM August 5, 2005 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at:

http://english.ctrip.com/Public/IR.asp?ID=35. The call will be archived for 12 months at this website.

The dial-in details for the Live conference call: U.S. Toll Free Number +1-888-299-7098, International dial-in number +1-617-801-9715; Passcode 31601401.

A telephone replay of the call will be available after the conclusion of the conference call through August 11, 2005. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 29325996.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Ctrip’s limited operating history, declines or disruptions in the travel industry, the recurrence of SARS or other contagious disease, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F, and its registration statements on Form F-1 and F-2, as amended. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

FOR FURTHER INFORMATION

Yin Yin

Ctrip.com International, Ltd.

Tel: (+852) 2169-0915

Email: yinyin@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheets

	December 31, 2004 RMB	June 30, 2005 RMB	June 30, 2005 USD
	(Audited)	(Unaudited)	(Unaudited)
			Note 1
ASSETS
Current assets:
Cash	615,875,363	642,865,869	77,673,638
Accounts receivable	35,418,477	61,121,360	7,384,928
Due from a related party	59,252	707,288	85,457
Prepayments and other current assets	18,503,778	20,658,489	2,496,042
Deferred tax assets, current	1,009,403	1,539,121	185,963

Total current assets	670,866,273	726,892,127	87,826,028

Long-term loans to related parties	500,000	—	—
Long-term deposits	26,715,547	51,213,289	6,187,795
Property, equipment and software	31,897,651	33,337,372	4,027,955
Construction in progress	—	323,500	39,087
Goodwill	9,515,849	9,515,849	1,149,743
Other intangible assets	1,222,353	5,400,903	652,559

Total assets	740,717,673	826,683,040	99,883,167

LIABILITIES
Current liabilities:
Accounts payable	30,150,303	39,703,057	4,797,083
Due to a related party	3,378,980	2,793,618	337,536
Salary and welfare payable	14,110,730	12,310,846	1,487,446
Taxes payable	23,421,257	15,798,094	1,908,789
Advances from customers	6,526,639	6,962,249	841,207
Provisions for customer reward program	10,462,103	15,352,124	1,854,905
Other payables and accruals	10,755,790	14,690,897	1,775,014
Dividend payable	39,937,887	15,405,719	1,861,381

Total current liabilities	138,743,689	123,016,604	14,863,361

Minority interests	602,616	746,857	90,238

Shareholders’ equity
Share capital	2,613,542	2,630,882	317,874
Additional paid-in capital	511,367,287	516,069,905	62,353,640
Statutory reserves	19,256,862	19,256,862	2,326,691
Deferred share-based compensation	(2,258,908)	(1,408,163)	(170,140)
Cumulative translation adjustments	1,382,060	1,211,061	146,325
Retained Earnings	69,010,525	165,159,032	19,955,178

Total shareholders’ equity	601,371,368	702,919,579	84,929,568

Total liabilities and shareholders’ equity	740,717,673	826,683,040	99,883,167

Note 1: The conversion of Renminbi (RMB) into U.S. dollar (USD) is based on the noon buying rate of USD1.00=RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Ctrip.com International, Ltd.

Consolidated Statements of Operations and Comprehensive Income

	Quarter Ended June 30, 2004 RMB	Quarter Ended March 31, 2005 RMB	Quarter Ended June 30, 2005 RMB	Quarter Ended June 30, 2005 USD
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
				Note 1
Revenues:
Hotel reservation	68,659,561	70,574,093	92,258,219	11,147,009
Air-ticketing	13,233,614	28,598,105	36,754,452	4,440,821
Packaged tour	2,175,745	3,394,927	5,802,977	701,139
Others	1,108,707	723,092	2,613,641	315,791

Total revenues	85,177,627	103,290,217	137,429,289	16,604,760

Less: business tax and related surcharges	(4,680,608)	(6,367,981)	(8,418,407)	(1,017,146)

Net revenues	80,497,019	96,922,236	129,010,882	15,587,614

Cost of services	(11,022,909)	(14,999,860)	(19,716,097)	(2,382,178)

Gross profit	69,474,110	81,922,376	109,294,785	13,205,436

Operating expenses:
Product development	(8,293,309)	(11,692,302)	(14,120,458)	(1,706,090)
Sales and marketing	(16,911,047)	(22,132,139)	(27,273,858)	(3,295,337)
General and administrative	(7,386,390)	(8,310,430)	(10,053,265)	(1,214,676)
Share-based compensation	(576,255)	(432,787)	(415,259)	(50,173)
Amortization of other intangible assets	(123,225)	(123,225)	(123,225)	(14,889)

Total operating expenses	(33,290,226)	(42,690,883)	(51,986,065)	(6,281,165)

Income from operations	36,183,884	39,231,493	57,308,720	6,924,271

Interest income	1,087,928	2,662,241	3,130,722	378,266
Other income (expense)	392,535	3,207,480	3,345,491	404,216

Income before income tax expense and minority interest	37,664,347	45,101,214	63,784,933	7,706,753

Income tax expense	(6,235,115)	(5,422,136)	(7,171,263)	(866,461)
Minority interests	7,642	(70,566)	(73,675)	(8,902)

Net income	31,436,874	39,608,512	56,539,995	6,831,390

Other comprehensive income:
Translation adjustments	238,812	967,291	(796,292)	(96,211)

Comprehensive income	31,675,686	40,575,803	55,743,703	6,735,179

Earnings per ordinary share
- Basic	1.03	1.25	1.78	0.22
- Diluted	0.97	1.22	1.74	0.21

Earnings per ADS
- Basic	2.06	2.51	3.56	0.44
- Diluted	1.94	2.44	3.48	0.42

Weighted average ordinary shares outstanding
- Basic	30,594,397	31,575,342	31,732,838	31,732,838
- Diluted	32,245,989	32,406,677	32,571,802	32,571,802

Note 1: The conversion of Renminbi (RMB) into U.S. dollar (USD) is based on the noon buying rate of USD1.00=RMB8.2765 on June 30, 2005 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.